EXHIBIT 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	March 31, 2014	2013	2012	2011	2010	2009
Income before income taxes	$235.3	$789.7	$757.8	$706.2	$606.5	$714.3
Fixed charges	19.6	86.8	70.2	70.2	73.8	74.6

Income as adjusted	$254.9	$876.5	$828.0	$776.4	$680.3	$788.9

Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$17.1	$77.7	$60.3	$60.4	$60.6	$60.7
Portion of rents representative of an appropriate interest factor	2.5	9.1	9.9	9.8	13.2	13.9

Total fixed charges	$19.6	$86.8	$70.2	$70.2	$73.8	$74.6

Ratio of consolidated earnings to fixed charges	13.01	10.10	11.79	11.06	9.22	10.58

(1)	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense.

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